February 10, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:  David Lyon, Senior Financial Analysis

Re:           Penseco Financial Services Corporation
Comments to Registration Statement on Form S-4 filed on January 23, 2009
Registration No. 333-156925

Dear Mr. Lyon:

On behalf of Penseco Financial Services Corporation (the “Company”), in connection with the Company’s Registration Statement No. 333-156925 on Form S-4 (the “Registration Statement”), the Company respectfully submits this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 28, 2009 (the “Comment Letter”) and subsequent telephonic discussions between the Staff and the Company’s legal counsel.  Page references contained in the response are to the prospectus contained in Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed concurrently with this response.  For convenience of reference, the Company has recited your comments in bold face type and has followed each comment with the related Company response thereto.

Form S-4

Summary, page 4

1.     For both your company and Old Forge Bank, please provide a recent developments subsection to include fourth quarter capsule information, if available, together with appropriate textual discussion of your results.

The Company has provided summary disclosure regarding recent developments on pages 12 and 13, and more detailed disclosure on pages 248 through 262, of the proxy statement/prospectus in response to the Staff’s comment.

Securities and Exchange Commission
February 10, 2009

The Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) the following:

i.           Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing.

ii.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosures.

iii.           The Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The Company thanks you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this filing to the Company’s counsel, Donald R. Readlinger, at 609.951.4164.

Very truly yours,

/s/ Craig W. Best

Craig W. Best

cc:           Michelene Kennedy
David F. Scranton
Cary S. Levinson
Donald R. Readlinger